Q2 2011
REPORT TO
SHAREHOLDERS
May 11, 2011

MD&A:
OUR BUSINESS	2
STRATEGY AND OBJECTIVES	5
OPERATING RESULTS	7
FINANCIAL CONDITION	12
CASH FLOWS	13
LIQUIDITY AND CAPITAL RESOURCES	14
LEGAL PROCEEDINGS	16
OUTLOOK	16
FINANCIAL RISK MANAGEMENT	16
CRITICAL ACCOUNTING ESTIMATES	17
ACCOUNTING POLICIES	17
RELATED PARTY TRANSACTIONS	23
INTERNAL CONTROL OVER FINANCIAL REPORTING	24
RISKS AND UNCERTAINTIES	24
DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES	26
FORWARD-LOOKING STATEMENTS	29

INTERIM CONSOLIDATED FINANCIAL STATEMENTS	31

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the three months and six months ended April 3, 2011, compared to the corresponding periods in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited interim consolidated financial statements as at and for the three months and six months ended April 3, 2011, and the related notes, and with our MD&A for the year ended October 3, 2010 (2010 Annual MD&A). This MD&A is dated May 11, 2011. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited interim consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A. The unaudited interim consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2010 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with, the “Forward-Looking Statements” cautionary notice on page 29.

In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

OUR BUSINESS

Our Products and Markets

We are a vertically-integrated marketer and globally low-cost manufacturer of quality branded, basic, apparel for customers requiring an efficient supply chain and consistent product quality for high-volume replenishment programs. Gildan® is the leading brand of activewear for the screenprint channel in the U.S. and Canada and is also establishing a growing presence in Europe, Mexico and the Asia-Pacific region. Gildan is also a leading supplier of socks sold to mass-market and other retailers in North America, and is increasingly becoming a significant supplier of underwear and undecorated activewear products in the retail channel. With our recent acquisition of Gold Toe Moretz Holdings Corp. (Gold Toe Moretz), effective April 15, 2011, as described under the section entitled “Recent Developments”, we are now one of the world’s largest sock companies. The Company operates in one business segment, being high-volume, basic, frequently replenished apparel.

In the screenprint channel, we sell T-shirts, fleece and sport shirts in undecorated “blank” form primarily under our industry leading Gildan® brand in large quantities to wholesale distributors, which are subsequently sold to screenprinters and embroiderers who decorate the products with designs and logos.  Screenprinters then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, and travel and tourism venues. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity. We are also providing undecorated products to large branded apparel companies and retailers which sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributors. In the North American mass-market and other retailer channels, we sell a variety of styles of socks and underwear, in addition to our

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MANAGEMENT’S DISCUSSION AND ANALYSIS

undecorated activewear products.  We supply various retailer exclusively licensed and private label brand programs and we are increasingly developing the Gildan® brand within the retail channel.

With our recent acquisition of Gold Toe Moretz, we now sell a variety of branded athletic, casual and dress socks for national chains, mass-market retailers, warehouse clubs, department stores and specialty sporting goods stores in the United States. Gold Toe Moretz’s owned brands include: the core Gold Toe® brand, which has top consumer brand recognition in national chains, department stores, and wholesale clubs; the SilverToe® brand for national chains; the GT® brand extension which has potential for development in the mass-market as a result of leveraging Gildan’s low-cost vertical production and supply chain; the PowerSox® athletic performance brand which is mainly distributed through sports specialty retailers and national chains; the Auro® dress and casual brand for the mass-market; and, All Pro®, an athletic sock brand for the mass-market. Gold Toe Moretz has taken initial steps to expand the Gold Toe® brand into underwear. In addition, Gold Toe Moretz has licensing relationships with Under Armour® and New Balance® as the exclusive U.S. sock licensee for these brands.

The vast majority of our products are made of 100% cotton or of blends of cotton and synthetic fibres. Our products are characterized by low-fashion risk compared to other apparel categories since these products are basic, frequently replenished, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan. The vast majority of our product styles continue from year to year and any variations to products are usually limited to colour assortment, fabric weight, blends and enhancements, with limited design changes.

Our value proposition is based on providing consistent high quality, competitive pricing and fast and flexible replenishment combined with our leadership in corporate social responsibility and environmental sustainability. As a vertically-integrated manufacturer, Gildan is able to provide premium products to customers in a broad range of sizes, colours and styles with enhanced product features, such as pre-shrunk fabrics, and a selection of fabric weights, blends and construction. Our vertical integration has allowed us to reduce costs and ensure consistency of quality as we control essentially all aspects of our manufacturing. Continued innovations in our manufacturing process have allowed us to ensure colour/shade consistency and high performance of our activewear garments. In addition, innovations in the sock manufacturing process, such as higher needle count machines and seamless toe closing operations allow Gildan to deliver enhanced product features for its sock products. These innovations have resulted in further improving the value proposition of our activewear and sock products to our customers.

Our Operations

Textile and Sock Manufacturing
To support our sales in the various markets, we have developed two main manufacturing hubs located in Central America and the Caribbean Basin where we have built modern manufacturing facilities, which include textile manufacturing facilities for the production of activewear and underwear fabric as well as sock manufacturing facilities. We also operate sewing facilities which support the fabric production from our textile facilities. Our Central American and Caribbean Basin manufacturing hubs service the North American and international markets in which we compete. The Company also owns a vertically-integrated manufacturing facility for the production of activewear in Bangladesh, which was acquired in fiscal 2010 as an initial step towards the potential establishment of a manufacturing hub to support our growth in targeted markets in Asia and Europe.

Central American manufacturing hub
Our largest manufacturing hub is based in Central America and includes two vertically-integrated textile facilities (Rio Nance 1 and Rio Nance 2) which produce activewear and underwear fabric located in Rio Nance, Honduras. We also have a third textile facility (Rio Nance 5) for the production of activewear fabric under construction at the same manufacturing complex. We operate sewing facilities in Honduras and Nicaragua which sew the textiles produced at the Rio Nance complex. We have also constructed and operate two integrated sock manufacturing facilities in Rio Nance (Rio Nance 3 and Rio Nance 4).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Production at Rio Nance 4 began in April 2010 and is expected to support future sales growth in the sock category and position us to reduce our sock manufacturing costs.

Caribbean Basin manufacturing hub
Our Caribbean Basin manufacturing hub includes a vertically-integrated textile facility for the production of activewear fabric in Bella Vista, Dominican Republic. Textiles produced at our manufacturing facility in the Dominican Republic are sewn at third-party contractor operations in Haiti and at our sewing facility in the Dominican Republic.

Sourcing operations
The acquisition of Gold Toe Moretz provides long-standing product sourcing network relationships and expertise which are expected to complement Gildan’s large scale, vertically-integrated manufacturing. Gold Toe Moretz currently sources the majority of its products from third-party suppliers primarily in Asia and consequently operates sourcing offices in Asia to facilitate sourcing decisions and supply chain management. Gildan will explore opportunities to utilize Gold Toe Moretz’s sourcing network to introduce new products within its existing channels of distribution.

Yarn-Spinning
CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. We source our yarn requirements from CanAm, as well as from Frontier and other third-party yarn providers, with whom we have supply agreements.

Sales, Marketing and Distribution
Our sales and marketing office which services our global screenprint markets is located in Christ Church, Barbados. We operate our retail sales and marketing activities from our Charleston, South Carolina location and with the acquisition of Gold Toe Moretz we now have sales offices in Newton and Greensboro, North Carolina. Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control and logistics for each of their respective markets.

We distribute our activewear products for the screenprint channel primarily out of our distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. Distribution activities related to servicing retail customers are conducted out of our distribution centre in Charleston, South Carolina. In addition, with the recent Gold Toe Moretz acquisition, we acquired smaller retail distribution facilities in North Carolina. Gold Toe Moretz also owns and operates 27 retail stores located in outlet malls throughout the United States.

Employees and Corporate Offices
We currently employ more than 29,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

Competitive Environment

The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated offshore manufacturing hubs which allows us to offer competitive pricing, consistent product quality, and a supply chain which efficiently services replenishment programs with short production/delivery cycle times. Our recent acquisition of Gold Toe Moretz complements Gildan’s competitive strengths with enhanced brand management experience and expertise, merchandising, technical innovation, design and sourcing capabilities. Our commitment to leading environmental and social responsibility practices is also an increasingly important factor for our customers.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our primary competitors in North America are the major manufacturers for the screenprint and retail channels, such as Hanesbrands Inc., Berkshire Hathaway Inc. through its subsidiaries Fruit of the Loom, Inc. and Russell Corporation, and smaller U.S.-based manufacturers, including Anvil Knitwear Inc., Alstyle Apparel, a division of Ennis Corp., and Delta Apparel Inc. The competitive landscape in the European screenprint channel is similar to that in North America, as we compete primarily with the European divisions of the major U.S.-based manufacturers mentioned above. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. The Gold Toe Moretz company-owned and licensed brands in the retail channel also compete with well-established U.S. fashion apparel and athletic brand companies which primarily source their products from Asia.

Economic Environment

The recovery in demand in the screenprint market which began in fiscal 2010 has continued into fiscal 2011. Unit shipments from U.S. wholesale distributors to U.S. screenprinters were up approximately 6% during the second quarter of fiscal 2011 compared to the same period last year, according to the CREST report produced by Capstone Research, Inc.

The apparel marketplace continues to be faced with higher cotton prices, as well as increases in other commodity and input costs. Consequently, apparel suppliers are implementing selling price increases in response to rising cotton and other input costs. Although Gildan is implementing cost-reduction initiatives and selling price increases in the markets in which it competes, continued uncertainty regarding the potential impact of volatile cotton prices on industry selling prices and demand are risks to the outlook for our business.

STRATEGY AND OBJECTIVES

Our growth strategy comprises the following initiatives:

1.	Maximize screenprint market penetration and opportunities
While we have achieved a leadership position in the screenprint distributor channel in the U.S. and in Canada, we continue to pursue further growth opportunities in the North American and international screenprint markets.

U.S. Screenprint Distributor Market
We intend to continue to pursue further penetration of the Gildan® brand in the U.S. distributor screenprint channel in all of the product categories that we serve. We also expect that we would benefit from a potential further recovery in demand in this channel to historical levels. In addition, the introduction of new products such as softer T-shirts and sport shirts and new styles tailored for women could enable us to further increase our market share by serving certain niches of the screenprint channel in which we previously did not participate.

International and Other Screenprint Markets
As the Company adds more production capacity, we intend to continue to expand our presence in international screenprint markets, specifically Europe, Mexico and the Asia-Pacific region, and we also plan to continue to grow our sales to large branded apparel companies and retailers which sell imprinted activewear and are currently not serviced by our existing U.S. wholesale distributors. We are continuing to expand our integrated manufacturing hubs in Central America and the Caribbean Basin to support our projected growth, including allocating capacity to service product categories and geographical locations where our growth was previously constrained by capacity availability. In addition, the acquisition of our first vertically-integrated facility for the manufacture of ring-spun T-shirts in Bangladesh during fiscal 2010, combined with the potential development over time of a vertically-

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MANAGEMENT’S DISCUSSION AND ANALYSIS

integrated manufacturing hub in Bangladesh is intended to support our strategy to grow our international business in Asia and Europe.

2.	Leverage our successful business model to further penetrate the retail channel
We are leveraging our existing core competencies, including our large scale capital-intensive manufacturing, successful business model and competitive strengths into the U.S. retail channel. Our value proposition in the retail channel as in the screenprint channel combines consistent quality, competitive pricing and fast and flexible replenishment due to our geographical proximity to our markets, as well as our leadership in corporate social responsibility and environmental sustainability. As a leading supplier of basic family socks in the U.S. mass-market retail channel, we intend to continue to build and leverage our market share position in socks to establish an increased presence in this channel with our activewear and underwear product lines. Our marketing strategy comprises a three-pronged branding approach. First, within the mass-market retail channel, we are positioning ourselves as a strategic supplier of selective national retailers’ exclusive brand licenses or private label brands for socks, activewear and underwear to large retailers seeking to consolidate their supply chain with fewer, larger manufacturers. Secondly, we are pursuing the steady development of a Gildan® brand strategy selling products with the Gildan® label to retailers using supplier brands to differentiate their product offering. Thirdly, we will also evaluate alternatives to acquire or license selective brands for additional channels of distribution.

The acquisition of Gold Toe Moretz, effective April 15, 2011, represents an important step in Gildan’s ongoing strategic development in retail.  In addition to the introduction of leading consumer brands, the acquisition significantly expands and diversifies our channels of distribution across the broad spectrum of the U.S. retail channel. Additionally, this acquisition provides enhanced brand management expertise which can be utilized to further the development of the Gildan® brand. Furthermore, we intend to leverage Gildan’s manufacturing scale and expertise to support the further development of Gold Toe Moretz’s owned and licensed brands to create further sales growth opportunities in socks and other retail product categories.

3.	Continue to generate manufacturing and distribution cost reductions
We seek to continuously improve our manufacturing and distribution processes and cost structure by developing and investing in cost-reduction initiatives. In addition to the continuing consolidation of our manufacturing operations to our Central American and Caribbean Basin hubs, we are implementing other cost-reduction initiatives. These include, among others, our plans to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment by installing additional biomass facilities as an alternate source of natural renewable energy, and other initiatives to increase the efficiency of our energy-intensive equipment and processes, which reflect the Company’s commitment to sustainability. We are also targeting further efficiencies in our distribution and supply chain activities. Furthermore, Gildan believes that the recent acquisition of Gold Toe Moretz creates the potential to achieve cost synergies by combining the operations of both companies.

4.	Re-invest and/or redistribute cash flow
We will continue to evaluate opportunities to reinvest our cash flows generated from operations. Our primary use of cash will continue to be to finance our working capital and capital expenditures requirements to support our organic growth, as well as our dividend requirements, but at the same time we will be open to evaluating complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial Risk Management” and “Risks and Uncertainties” sections of our 2010 Annual MD&A, as subsequently updated in our first quarter MD&A of fiscal 2011 and in this MD&A.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS

RECENT DEVELOPMENTS

On April 15, 2011, the Company acquired 100% of the capital stock of Gold Toe Moretz for an aggregate cash consideration of $347 million.  Gold Toe Moretz is a leading supplier of high-quality branded athletic, casual and dress socks for national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States. The acquisition was initially financed using $100 million of cash on hand and $247 million drawn on Gildan’s revolving term credit facility. An additional purchase price consideration of up to 150,000 common shares is contingent on specified future events.

Gildan will account for this acquisition using the purchase method in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581, Business Combinations, and the results of Gold Toe Moretz will be consolidated with those of Gildan from the date of acquisition.  Consequently Gildan’s fiscal 2011 second quarter results do not include the results of Gold Toe Moretz.  We have not yet completed the allocation of the purchase price to the assets acquired. However management estimates that the majority of the purchase price will be comprised of intangible assets consisting of trade names, license contracts, customer relationships and goodwill.

OPERATING RESULTS FOR THE THREE MONTHS AND SIX MONTHS ENDED APRIL 3, 2011, COMPARED TO THE THREE MONTHS AND SIX MONTHS ENDED APRIL 4, 2010

Non-GAAP Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and cash in excess of total indebtedness/net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition, operating results and cash flows.

We refer the reader to the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable GAAP measures.

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared on the same basis as the audited annual Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(in $ millions, except per share amounts)		2011				2010		2009
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Sales	383.2	331.3	368.9	395.3	326.8	220.4	301.7	307.8
Net earnings	61.4	35.9	56.8	64.7	48.8	28.0	42.4	41.5
Net earnings per share
Basic EPS(1)	0.51	0.30	0.47	0.53	0.40	0.23	0.35	0.34
Diluted EPS(1)	0.50	0.29	0.47	0.53	0.40	0.23	0.35	0.34
Total assets	1,441.7	1,346.0	1,321.2	1,265.8	1,170.8	1,093.6	1,074.5	1,118.4
Total long-term financial liabilities	-	-	-	0.1	0.7	3.2	4.4	92.9
Weighted average number of
shares outstanding (in ‘000s)
Basic	121,515	121,394	121,334	121,264	121,061	120,977	120,959	120,911
Diluted	122,273	122,161	122,141	122,098	121,919	121,762	121,668	121,483
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.

Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak Summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather and the need to support requirements for the back-to-school period and the holiday season.

Historically, we have operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of inventory levels in the first half of the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable.  While we enter into contracts in advance of delivery to establish firm prices for cotton and cotton yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.

Management decisions to consolidate or reorganize operations, including the closure of facilities, may also result in significant restructuring and other charges in an interim or annual period. In addition, the effect of asset write-downs, including provisions for bad debts and slow moving inventories, can affect the variability of our results.

Net Sales
Net sales in the second quarter of fiscal 2011 amounted to $383.2 million, up 17.3% from $326.8 million in the second quarter of last year.  Sales of activewear and underwear were $342.4 million, up 25.3% from $273.2 million last year, and sales of socks were $40.8 million, down 23.9% compared to sales of $53.6 million last year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The growth in sales of activewear and underwear in the quarter was mainly due to a 19% increase in average net selling prices for activewear, and a 6.1% increase in activewear and underwear unit sales volumes. Higher average net selling prices resulted from successive increases in base selling prices announced in the second half of fiscal 2010 and the first half of fiscal 2011 combined with lower promotional activity.

Compared to the Company’s outlook which was provided on February 8, 2011, net sales were slightly above the Company’s projections, primarily as a result of higher than anticipated net selling prices.

The increase in unit sales volumes of activewear and underwear in the second quarter of fiscal 2011 was attributable to 6.0% growth in overall industry demand in the U.S. distributor channel during the quarter, strong growth in our international and other screenprint markets and increased shipments of activewear and underwear to mass-market retailers. Gildan’s market share in the U.S. distributor channel was essentially unchanged, even though the Company was unable to fully service demand for its brand due to continuing low finished goods inventory levels as a result of current capacity constraints. In addition, Gildan was unable to fully meet distributor demand to replenish inventories, so that inventory replenishment by distributors was lower than in the second quarter of fiscal 2010.

Market growth and share data presented for the U.S. wholesale distributor channel is based on the CREST report, produced by Capstone Research, Inc. which tracks industry growth and market share in the U.S. distributor channel. The table below summarizes the CREST data for the three months ended March 31, 2011:

	Three months ended		Three months ended
	March 31,		March 31,
	2011 vs 2010		2011	2010
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	5.3%	6.0%	62.6%	63.0%
T-shirts	5.5%	6.7%	63.1%	63.7%
Fleece	1.9%	1.8%	61.7%	61.7%
Sport shirts	4.4%	(6.3)%	45.4%	40.7%

Market conditions continued to be strong in the second quarter of fiscal 2011. During the three months ended March 31, 2011, unit shipments from U.S. distributors to U.S. screenprinters were up 6.0%, while shipments of Gildan products from U.S. distributors to U.S. screenprinters increased 5.3%. Our leading market share of 62.6% was essentially flat compared to the second quarter of fiscal 2010. During the second quarter of fiscal 2011, we regained significant market share in the fleece category from 58.7% in the previous quarter to 61.7%, which was in line with our market share in the same period last year.  Unit shipments of Gildan sport shirts from U.S. distributors to U.S screenprinters were up 4.4%, while overall unit shipments of sports shirts from U.S. distributors to U.S. screenprinters declined 6.3%. Although Gildan’s market share of 45.4% in this category declined from the previous quarter, our leading market share continued to be up year over year.

Demand in international markets continued to be strong, particularly in the European market. Net sales from international markets of $29.6 million in the second quarter of fiscal 2011 increased 20.3% compared to the same period last year. The increase in sales was due to strong unit volume growth driven by increased market share penetration and demand, as well as increases in selling prices. Canadian sales totaled $17.0 million in the second quarter of fiscal 2011 up 17.2% compared to the same period last year due primarily to higher average selling prices and the impact of the appreciation of the Canadian dollar compared to fiscal 2010.

The decline in sales of socks compared to the second quarter of last year was primarily due to lower sales volumes as a result of the timing of retailer inventory replenishment and the discontinuation of certain

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MANAGEMENT’S DISCUSSION AND ANALYSIS

uneconomic programs in the third quarter of fiscal 2010, combined with a lower-valued more basic product-mix. The impact of these factors was partially offset by the implementation of recent selling price increases. Retailer sell-through of socks manufactured by Gildan was slightly lower than the second quarter of last year.

Net sales for the first six months ended April 3, 2011 amounted to $714.5 million, up 30.6% from net sales of $547.2 million in the same period last year. Sales of activewear and underwear were $612.5 million, up $186.4 million, or 43.7% from $426.1 million last year, and sales of socks were $102.0 million, down $19.1 million, or 15.8% compared to $121.1 million in the first six months of fiscal 2010. The increase in sales was due to increased sales volumes and higher average net selling prices for activewear, partially offset by lower unit sales revenues for socks. The unit sales growth in activewear and underwear of 26.7% reflected the strong recovery in market conditions in the U.S. wholesale distributor channel, our continuing penetration in international and other screenprint markets and increased shipments of activewear and underwear to mass-market retailers.

Gross Profit
Gross profit for the second quarter of fiscal 2011 of $107.6 million increased compared to gross profit of $90.7 million during the second quarter of fiscal 2010. As a percentage of net sales, gross profit for the second quarter of fiscal 2011 was 28.1%, up slightly from gross margins of 27.8% in the second quarter of fiscal 2010 and above the Company’s projection of gross margins of approximately 27% as provided on February 8, 2011. Gross margins were higher than previously projected due to higher than anticipated net selling prices. The slight improvement in gross margins for the second quarter of fiscal 2011 compared to the same period last year was due to higher average net selling prices, offset by higher cotton, energy and other purchased input costs, inefficiencies related to the ramp up of new manufacturing and distribution facilities and a more unfavourable activewear product mix. For the first six months of fiscal 2011, gross profit was $189.5 million, or 26.5% of net sales, compared to $156.5 million, or 28.6% of net sales in the same period last year. The decline in gross margins compared to last year was due to higher cotton, energy and other purchased input costs, manufacturing inefficiencies which significantly impacted gross margins for socks and underwear, increased sewing overtime costs to maximize production of activewear, and unfavourable activewear product-mix. These factors more than offset the positive impact of significantly higher net selling prices for activewear.

As discussed in the section entitled “Economic Environment”, toward the latter part of fiscal 2010, we began to see a dramatic appreciation in cotton prices which have continued to increase in fiscal 2011. Consequently, apparel suppliers, including Gildan, are implementing successive selling price increases in response to projected higher cotton costs for fiscal 2011.

Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses in the second quarter of fiscal 2011 were $47.7 million, or 12.4% of net sales compared to $38.7 million or 11.8% of net sales in the second quarter of fiscal 2010.  For the first six months of fiscal 2011, SG&A expenses were $89.4 million, or 12.5% of net sales, compared to $72.7 million, or 13.3% of net sales in the same period last year. The increase in SG&A was due to start-up inefficiencies in the new retail distribution centre, higher performance-driven variable compensation expenses, and the impact of the higher-valued Canadian dollar on corporate administrative expenses. The SG&A expenses in the second quarter of fiscal 2011 also included a loss of $3.7 million relating to the Company’s early termination of its previous corporate aircraft lease, due to the purchase cost of the early termination option exceeding the proceeds that were realized on the sale of the aircraft to an unrelated party. The Company has entered into a ten-year operating lease for a new corporate aircraft, which was delivered during the second quarter.

Restructuring and Other Charges
During the first quarter of fiscal 2010, the Company announced plans to consolidate its distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina, and to close its leased retail distribution facility in Martinsville, Virginia and its retail distribution facilities in Fort Payne,

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Alabama. In February 2011 the Company announced the closure of the remaining U.S. sock knitting operations in Fort Payne, Alabama. Restructuring and other charges totaled $3.7 million and $4.4 million for the three months and six months ended April 3, 2011, respectively, primarily related to these closures. For the first half of fiscal 2011, restructuring and other charges included $2.6 million of employee termination costs, and other exit costs of $1.2 million consisting of inventory transfer costs, carrying and dismantling costs related to the closures noted above. For the first half of fiscal 2010, restructuring and other charges totaled $3.1 million, mainly relating to the consolidation of retail distribution facilities, including $1.9 million of accelerated depreciation, $0.3 million of employee termination costs, and an asset impairment loss of $0.7 million.

Financial Expense, net
Net financial expense amounted to $0.4 million in the second quarter and $2.8 million in the first six months of fiscal 2011, compared to $0.1 million and $0.9 million, respectively in the same periods last year. The increase of $1.9 million in net financial expense for the six months ended April 3, 2011 was due primarily to a realized derivative loss of $1.3 million in the first quarter of fiscal 2011 on financial instruments which were not designated as hedges for accounting purposes.

Income Taxes
The Company recorded income tax recoveries for the second quarter and the first six months of fiscal 2011 of $5.0 million and $3.8 million, respectively, compared to an income tax expense of $1.3 million and $2.5 million in the second quarter and the first six months of fiscal 2010. The income tax recovery of $3.8 million for the six months ended April 3, 2011 included an income tax recovery of $6.0 million in the second quarter related to the recognition of tax losses incurred in fiscal 2011 in higher tax jurisdictions. Excluding the impact of restructuring and other charges in both years, the effective income tax rate in the second quarter and the first six months of fiscal 2011 was a recovery of 7.0% and 3.1%, respectively, compared to an effective income tax rate of 3.5% in the second quarter and 4.1% for the first six months of last year. The year over year decline in the effective income tax rate was mainly due to the recognition of tax losses incurred during fiscal 2011 in higher tax jurisdictions combined with the impact of a higher proportion of profits earned in lower tax jurisdictions.

Net Earnings
Net earnings for the second quarter of fiscal 2011 of $61.4 million, or $0.50 per share on a diluted basis, were up from net earnings of $48.8 million, or $0.40 per share on a diluted basis in the second quarter of fiscal 2010. Net earnings included after-tax restructuring and other charges of $2.9 million in the second quarter of fiscal 2011 and $1.0 million in the second quarter of fiscal 2010. Excluding the impact of restructuring and other charges, adjusted net earnings of $64.3 million and adjusted diluted EPS of $0.53 for the second quarter of fiscal 2011 reflected increases of 29.1% and 29.3%, respectively, compared to adjusted net earnings of $49.8 million and adjusted diluted EPS of $0.41 for the same period of the prior year. The increase in adjusted net earnings and EPS was primarily due to higher net selling prices and growth in activewear unit sales volumes, as well as the impact of more favourable income taxes. These positive factors were partially offset by higher cotton costs, lower sales of socks, inefficiencies relating to the ramp-up of new manufacturing and distribution facilities and the $3.7 million loss on the disposal of the corporate aircraft which the Company has replaced.

Net earnings for the first six months of fiscal 2011 were $97.3 million, or $0.80 per share on a diluted basis, compared with net earnings of $76.7 million, or $0.63 per share on a diluted basis, for the same period last year. Net earnings before restructuring and other charges were $100.9 million or $0.83 per share, compared with adjusted net earnings of $78.9 million or $0.65 per share in the first six months of fiscal 2010. The year over year increases of 27.9% and 27.7% in adjusted net earnings and diluted EPS, respectively for the first half of fiscal 2011 were due to increased sales revenues for activewear, which together with lower income taxes, more than offset the impact of lower socks sales, lower gross margins in the first fiscal quarter and increased SG&A expenses compared to the same period last year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

Trade accounts receivable of $193.0 million as at April 3, 2011 increased by $47.3 million compared to $145.7 million at the end of fiscal 2010 and by $41.1 million compared to $151.9 million at the end of the second quarter of fiscal 2010. The increase in trade accounts receivable from the end of fiscal 2010 was primarily due to higher sales in the latter half of the second quarter compared with the latter half of the fourth quarter of fiscal 2010, combined with the impact of an increase in the number of days’ sales outstanding (DSO). The increase in DSO was primarily due to factors that affected the DSO at the end of fiscal 2010, including the favourable DSO impact of a full year’s accrual for annual sales discounts being included in trade accounts receivable, which was partially offset by the impact of trade accounts receivable at the end of fiscal 2010 including amounts relating to seasonal fleece programs that were invoiced with extended payment terms. The $41.1 million increase in trade accounts receivable compared to the second quarter of fiscal 2010 was due to the increase in year-over-year second quarter net sales, and a slightly higher DSO compared with last year at this time.

Inventories of $439.2 million were up $106.7 million, or 32.1% from $332.5 million at the end of fiscal 2010, and were $99.7 million higher compared to the second quarter of fiscal 2010. The increase from the end of fiscal 2010 was due to a seasonal increase in activewear inventory levels, as we build inventories in the first half of the fiscal year in advance of the peak summer seasonal demand for T-shirts and fleece products, an anticipated increase in raw material inventories, and an overall increase in average unit costs due to rising cotton costs and a higher valued product mix. Despite the seasonal increase in activewear inventory levels, T-shirt inventories continued to be at sub-optimal levels during the second quarter. The increase in inventories compared with the second quarter of fiscal 2010 was due to significantly higher average unit costs resulting primarily from rising cotton costs, an increase in raw material inventories as noted above, and higher sock and underwear inventories, which were at lower than optimal levels at this time last year.

Property, plant and equipment, which are net of accumulated depreciation, including asset impairment losses, amounted to $515.4 million at April 3, 2011, compared to $479.3 million at October 3, 2010. The increase of $36.1 million primarily reflected capital additions of $80.7 million partially offset by depreciation of $31.8 million and $12.3 million of reclassifications of property, plant and equipment to assets held for sale. Capital additions consisted primarily of expenditures related to the ramp-up of our Rio Nance 4 sock facility, the expansion of our distribution centre in North Carolina servicing the screenprint market, the further incremental capacity expansion of our Dominican Republic textile facility, the construction of our new Rio Nance 5 textile facility, and our biomass energy project in Honduras.

Intangible assets are comprised of customer contracts and relationships, and computer software, and amounted to $58.8 million as at April 3, 2011 compared to $61.3 million at the end of fiscal 2010. The decrease reflects amortization of $4.3 million, partially offset by $1.8 million related to the acquisition of computer software.

Assets held for sale of $14.9 million as at April 3, 2011 and $3.2 million as at October 3, 2010 include property, plant and equipment primarily relating to closed facilities. The increase was due mainly to the reclassification from property, plant and equipment to assets held for sale, including sock manufacturing and distribution facilities at our Fort Payne, Alabama location that were recently closed, and our former office building in Barbados.

Total assets were $1,441.7 million as at April 3, 2011, compared to $1,321.2 million at the end of the previous year. Working capital was $600.8 million as at April 3, 2011 compared to $564.1 million as at October 3, 2010. The current ratio at the end of the second quarter of fiscal 2011 was 3.7 compared to 3.9 at the end of fiscal 2010.

Accounts payable and accrued liabilities amounted to $220.2 million as at April 3, 2011 compared to $186.2 million at the end of fiscal 2010 and $153.5 million at the end of the second quarter of fiscal 2010.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The $34.0 million increase from the end of fiscal 2010 and the $66.7 million increase compared with last year at this time were mainly due to the impact of higher cotton prices and higher volumes of raw material inventories related to the increase in production and sales, combined with higher accruals for variable compensation expenses.

Income taxes payable decreased from $5.0 million at the end of fiscal 2010 to $2.2 million at April 3, 2011, reflecting income tax payments that exceeded increases in current income taxes payable relating to the first half of fiscal 2011.

CASH FLOWS

Cash outflows from operating activities in the second quarter of fiscal 2011 were $4.7 million, as $79.5 million of cash generated from earnings before depreciation and other non-cash items was entirely offset by cash requirements for an increase in non-cash working capital during the quarter. For the second quarter of fiscal 2010, cash flows from operating activities were $30.4 million, consisting of $72.9 million of cash generated from earnings before depreciation and other non-cash items, partially offset by a $42.5 million increase in non-cash working capital balances. The lower cash flows from operating activities compared with last year were due primarily to changes in inventories. During the second quarter of fiscal 2011, cash was used to finance a significant increase in inventories, as inventory levels increased for most product categories generally in line with the Company’s production and sales plans, and average unit costs increased due to rising cotton costs. For the same period last year, inventories declined slightly, as there was a significant drop in T-shirt inventory levels due to temporary production disruptions following the Haiti earthquake in January 2010, which more than offset the impact of rising cotton prices on inventory costs. The larger increase in accounts payable and accrued liabilities compared with the second quarter of last year partially offset the impact of the higher increase in inventories.

For the first six months of fiscal 2011, cash flows from operating activities were $10.2 million as $133.8 million of cash generated from earnings before depreciation and other non-cash items was almost fully offset by cash requirements for an increase in non-cash working capital during the period. For the first six months of fiscal 2010, cash flows from operating activities were $104.3 million, as $117.4 million of cash generated from earnings before depreciation and other non-cash items were only slightly offset by changes in non-cash working capital.  The lower cash flows from operating activities compared with last year were primarily due to the impact of the variations in non-cash working capital balances noted above. In particular, the inventory increase was significantly higher in the first half of this year compared to the same period in fiscal 2010, as the prior year inventory increase was less than expected due to the impact of the Haiti earthquake as noted above. We also experienced a significantly higher increase in accounts receivable in the first six months of fiscal 2011 compared with the first six months of fiscal 2010 due primarily to higher net sales, combined with the impact of a lower trade accounts receivable position at the beginning of fiscal 2011 compared with the beginning of fiscal 2010, resulting from a lower proportion of sales with extended payment terms invoiced in the fourth quarter of fiscal 2010 compared to the fourth quarter of fiscal 2009.

Cash flows used in investing activities were $47.8 million and $87.7 million in the second quarter and first six months of fiscal 2011, respectively, compared to $52.0 million and $83.3 million in the second quarter and first six months of fiscal 2010, respectively. The majority of the cash flows used in investing activities in fiscal 2011 relate to expenditures for capacity expansions, as well as a $5.8 million payment related to the settlement of a contingent consideration for a previous business acquisition. For fiscal 2010, cash outflows from investing activities included investments for manufacturing capacity expansions including the acquisition of a vertically-integrated manufacturing facility in Bangladesh, and the purchases of the retail distribution centre in Charleston and the new office building in Barbados.

We incurred negative free cash flow of $52.5 million in the second quarter of fiscal 2011, and negative free cash flow of $77.5 million for the six months ended of fiscal 2011, as requirements to finance seasonal and other increases in non-cash working capital, and our ongoing capital expenditure program exceeded cash

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MANAGEMENT’S DISCUSSION AND ANALYSIS

generated from earnings before depreciation and other non-cash items. Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, less cash used in investing activities, excluding business acquisitions. See the heading entitled “Free Cash Flow” under the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A.

Cash flows used in financing activities in the second quarter of fiscal 2011 amounted to $8.8 million compared to $0.6 million in the second quarter of fiscal 2010.  During the second quarter of fiscal 2011, the Company paid $9.2 million of dividends which had been declared in December 2010. For the first six months of fiscal 2011, cash flows used in financing activities amounted to $7.5 million compared to cash outflows of $1.6 million in the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements and business acquisitions. Our primary uses of funds on an ongoing basis are for capital expenditures for new manufacturing facilities, incremental expansion of existing facilities, working capital requirements, payment of dividends, and business acquisitions.

We have a committed revolving long-term credit facility of up to $400 million, on an unsecured basis, which matures in June 2013. Total indebtedness as at April 3, 2011 and October 3, 2010 was nil. Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion) as described under the section entitled “Definition and Reconciliation of Non-GAAP measures” in this MD&A. At April 3, 2011 and October 3, 2010, there were no amounts drawn on our revolving long-term credit facility.  An amount of $10.2 million has been committed against this facility to cover various letters of credit as at April 3, 2011.

We ended the quarter with cash and cash equivalents and cash in excess of total indebtedness of $173.8 million, with no amounts drawn on our revolving long-term credit facility. The Company did not use its revolving long-term credit facility during the first six months of fiscal 2011 and 2010. However, the Company initially borrowed $247 million under its credit facility in April 2011 to partially finance the $347 million acquisition of Gold Toe Moretz, which closed on April 15, 2011. The remaining purchase price consideration was paid using $100 million of cash on hand. Cash in excess of total indebtedness is calculated as cash and cash equivalents net of total indebtedness as described under the section entitled “Definition and Reconciliation of Non-GAAP measures” in this MD&A. At April 3, 2011, we continue to have ample liquidity and significant financing capacity and flexibility under our revolving long-term credit facility.

Gildan is currently projecting capital expenditures in excess of $150 million for fiscal 2011, to implement its further capacity expansion plans for production of activewear and underwear in Honduras, the Dominican Republic and Bangladesh, to complete the ramp-up of its second sock manufacturing facility in Honduras and the expansion of its distribution centre in North Carolina servicing the screenprint market, as well as to finance its ongoing cost reduction initiatives including the completion of its biomass alternative energy projects in Honduras. The Company also expects to use cash in fiscal 2011 to finance planned increases in non-cash working capital, including an increase in activewear finished goods inventories and higher unit costs of inventories due to higher cotton and other purchased cost inputs, as well as to fund its dividend requirements.

We expect that cash flows from operating activities will provide us with sufficient liquidity to fund our organic growth strategy including anticipated working capital and capital expenditure requirements, as well as to fund dividends to shareholders, and service debt obligations. Our internally generated cash flows, together with additional funds available under our revolving long-term credit facility and other sources of external capital are expected to provide sufficient capital resources to support any additional acquisition opportunities that the Company may decide to pursue.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, or undertake other activities as deemed appropriate under the specific circumstances.

Off-Balance Sheet Arrangements and Contractual Obligations

All commitments have been reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations that follows.  As disclosed in Note 6 to our unaudited interim consolidated financial statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at April 3, 2011, the maximum potential liability under these guarantees was $19.4 million, of which $5.2 million was for surety bonds and $14.2 million was for corporate guarantees and standby letters of credit.

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations by period for the following items as at April 3, 2011:

		Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	Total	fiscal year	fiscal years	fiscal years	fiscal years
Operating leases	43.3	7.2	17.7	7.4	11.0
Purchase obligations	300.6	293.9	6.7	-	-
Total Contractual Obligations	343.9	301.1	24.4	7.4	11.0

Derivative Instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for speculative purposes. During the six months ended April 3, 2011, the Company entered into forward foreign exchange contracts and zero-cost collar options in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar, and to a lesser extent, cotton derivative contracts in order to reduce the exposure of forecasted cash outflows related to some of its raw material consumption needs.  Please refer to Note 12 to the unaudited interim consolidated financial statements for a description of the maturities, carrying values and fair values of the derivative financial instruments outstanding as at April 3, 2011.

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL). As at April 30, 2011 there were 121,562,084 common shares issued and outstanding along with 1,186,369 stock options and 933,204 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the TSX Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Dividend and Normal Course Issuer Bid

On December 2, 2010, the Company announced that its Board of Directors had approved the introduction of a quarterly cash dividend. The initial dividend in the amount of $9.2 million was paid on March 18, 2011

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MANAGEMENT’S DISCUSSION AND ANALYSIS

to the holders of record on February 23, 2011. On May 10, 2011 the Board of Directors declared a quarterly dividend of $0.075 per share for an expected aggregate dividend payment of $9.1 million which will be paid on all issued and outstanding common shares of the Company listed on the New York Stock Exchange (the “NYSE”) and the equivalent amount in Canadian dollars (using the Bank of Canada’s latest noon conversion rate at the record date) will be paid for common shares listed on the Toronto Stock Exchange (the “TSX”). The dividend will be paid on June 17, 2011, rateably and proportionately to the holders of record on May 25, 2011, being the record date. The Company’s dividend policy is reviewed annually by the Board of Directors.

The Company also announced, in December 2010, the reinstatement of a normal course issuer bid to repurchase up to one million outstanding common shares of the Company on the TSX and the NYSE (the “NCIB”). The Company is authorized to make purchases under the NCIB during the period from December 6, 2010 to December 5, 2011 or until such time as the NCIB is completed or terminated at the Company’s option. The price to be paid will be the market price of the common shares on the stock exchange on which the shares are purchased at the time of acquisition. Common shares purchased under the NCIB will be cancelled. There were no common shares purchased under the NCIB during the first six months of fiscal 2011.

LEGAL PROCEEDINGS

Securities Class Actions

The Company and certain of its senior officers were named as defendants in a number of class action lawsuits filed in the United States District Court for the Southern District of New York, which were subsequently consolidated, alleging claims under the U.S. securities laws, as well as in class action lawsuits filed in the Ontario Superior Court of Justice and in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits alleged, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its earnings guidance concerning the 2008 fiscal year, which guidance was subsequently revised on April 29, 2008.

On August 3, 2010, the Company announced that it had entered into an agreement to settle all claims raised in these class action lawsuits, subject to final approval from the courts, on behalf of all persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 (the “Class Members”). Final court approval of the settlement was obtained from each of the courts in February and March 2011 and all of the actions have been dismissed on terms including releases from Class Members of the claims against the Company and the named senior officers. The settlement agreement provides for a total settlement amount of $22.5 million, which has been entirely funded by the Company’s insurers. Therefore no provision has been recorded in the unaudited interim consolidated financial statements and no amounts have or will be disbursed by the Company in respect of the settlement.

OUTLOOK

A discussion of management’s expectations as to our outlook for fiscal 2011 is contained in our second quarter earnings results press release dated May 11, 2011 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.  Please refer to the “Financial Risk Management” section of the 2010 Annual MD&A and Note 20 to the audited Consolidated Financial Statements for the year ended October 3, 2010 for complete disclosure of the Company’s exposure to risks arising from financial instruments in accordance with the requirements of the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments-Disclosures. Following the acquisition of Gold Toe Moretz in the third quarter of fiscal 2011, we have updated the following financial risk:

Foreign Currency Risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is comprised of the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales revenues and distribution expenses for customers outside of the United States, and head office expenses in Canada.  In addition, the Company is exposed to foreign currency fluctuations related to purchases of finished goods by our Gold Toe Moretz subsidiary from foreign suppliers. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the British pound, the Euro, the Australian dollar, the Mexican peso, and the Chinese Renminbi exchange rates. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows and the reported amounts for sales, cost of sales and SG&A expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss and included in financial expense (income) in the statement of earnings.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are described in Note 1 to our 2010 audited Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates.

Management believes that the following accounting estimates require assumptions to be made about matters that are highly uncertain:

•	Allowance for Doubtful Accounts
•	Inventory Valuation
•	Sales Promotional Programs
•	Recoverability of Long-Lived Assets
•	Income Taxes
•	Business Acquisitions and Goodwill

For a more detailed discussion of these estimates, readers should review the “Critical Accounting Estimates” section of the 2010 Annual MD&A.

ACCOUNTING POLICIES

Accounting Policies

The Company applied the same accounting policies in the preparation of its unaudited interim consolidated financial statements as those disclosed in Note 1 to its audited Consolidated Financial Statements for the year ended October 3, 2010.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

International Financial Reporting Standards (IFRS)
In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that IFRS, as issued by the International Accounting Standards Board (IASB), will replace Canadian GAAP for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the changeover to IFRS will be required for our fiscal 2012 interim and annual financial statements beginning October 3, 2011 (the “changeover date”) with comparative information presented for fiscal 2011.

IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of a company’s first annual IFRS reporting period (September 30, 2012 for Gildan), and apply those policies to all periods presented in their first IFRS financial statements including the comparative periods. Therefore, the starting point for our accounting in accordance with IFRS will be fiscal 2011, beginning on October 4, 2010 (the “transition date”) although the interim and annual financial statements for fiscal 2011 will only be published in accordance with IFRS in fiscal 2012 as comparative information.

The following information is presented to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to International Financial Reporting Standards. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the possible effects on our operations. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information reflects assumptions based on information available as at the date of this report, and circumstances may arise, such as changes in IFRS standards or economic conditions, which could materially change these assumptions as well as the progress of our IFRS changeover plan, and may cause the Company to select different accounting policies and/or IFRS 1 exemptions than the preliminary conclusions reached to date. In addition, the IASB has a number of on-going projects on its agenda, and IFRS standards and interpretations are continuously subject to change. Our summary of key expected changes has been completed with the expectation that we will apply IFRS in effect as at the date of this report. However we will only make final decisions regarding early adoption of any new standards as they are issued by the IASB. We continuously review all developments issued by the IASB, the AcSB, and the Canadian Securities Administrators (CSA), and assess the impact of any new developments on our IFRS transition plan and make any necessary changes accordingly.

Progress towards Completion of our IFRS Changeover Plan

In preparation for the changeover to IFRS, we have developed an IFRS transition plan consisting of three phases - 1) Scoping and Diagnostic Phase, 2) Detailed Impact Analysis and Design Phase, and 3) Implementation and Review Phase. Our IFRS transition continues to proceed on schedule, and as at April 3, 2011, we have completed the first and second phases of our IFRS transition plan. The implementation and review phase is currently underway, including the final quantification of identified differences, and will continue until our first complete annual financial reporting under IFRS is released at the end of fiscal 2012.

Since the last update on our IFRS transition plan in the 2010 annual MD&A, we have identified new differences between our Canadian GAAP accounting policies and IFRS, and have also begun providing quantitative impacts of the differences identified as noted below. We will continue to report on the status of our plan, and to provide more detailed quantitative information during the remainder of fiscal 2011. The key elements and status of our changeover plan are as follows:

Information technology and data systems

Systems and processes are currently in place to collect the information required under IFRS.  Although new reports will likely be required to capture new information required for presentation and disclosure under IFRS, we currently do not expect the transition to IFRS to require significant changes to our information technology systems and reports. We also expect our systems to be reliable for purposes of generating the comparative fiscal 2011 information that needs to be provided in accordance with IFRS

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MANAGEMENT’S DISCUSSION AND ANALYSIS

during fiscal 2012, as well as the information required in the opening balance sheet as at the transition date.

Internal controls over financial reporting

Internal control processes and procedures will be put into place in order to address the key accounting differences resulting from the changeover to IFRS. Internal controls applicable to our reporting process under Canadian GAAP are expected to be substantially the same as those required in our IFRS reporting environment.

Disclosure controls and procedures, including investor relations and external communication plans

Disclosure controls and procedures will be updated to include all data required for additional financial statement disclosures under IFRS. Our disclosure controls and procedures will also be updated as our changeover to IFRS continues to ensure that information is appropriately communicated in our external communications and other periodic published reports.

Financial expertise including training requirements

The project to transition to IFRS is being led by the Corporate Accounting group in Montreal. The Corporate Accounting group has the appropriate resources and skills to effectively complete the changeover to IFRS on a timely basis, and internal communication and education is being rolled out in phases throughout the Company as the key elements are addressed. Periodic meetings are held with management and the Audit and Finance Committee in order to keep them informed of the progress of our transition plan. External advisors are also being consulted on an as needed basis to review our transition work plan and business impact analysis, and advise us on issues as they arise.

Business contracts, including the impact on operating agreements and key performance indicators

Business contracts which are affected by financial results such as financial covenants and long-term incentive plans have been reviewed to assess the impact from the changeover to IFRS. The changeover to IFRS is not expected to have a significant impact on our business contracts.

Accounting policies, including choices among policies permitted under IFRS

We have completed our review of accounting differences and accounting policy alternatives under IFRS as compared to Canadian GAAP, and the potential impact of such differences on the Company’s accounting at the transition date and on an ongoing basis. Based on the results of our detailed analysis, no material impacts are expected at the transition date, in part because Canadian accounting standards are substantially aligned with IFRS requirements for certain key areas. However, we have identified a number of areas where we expect there to be some impact on the recognition and measurement of certain balance sheet and statement of earnings items. We are currently finalizing the quantification of certain results of our detailed impact analysis and therefore our conclusions are still preliminary at this stage. Final conclusions may have a material impact on our financial statements upon transition to IFRS. We expect to be in a position to disclose the quantitative impact of all our significant accounting differences progressively throughout fiscal 2011 as we complete our analysis.

The following is an update of the significant differences between Canadian GAAP and IFRS that have been identified to date:

Investment in consolidated joint venture: Our consolidated financial statements currently include the accounts of our yarn spinning joint venture CanAm Yarns LLC (“CanAm”), as we are considered the primary beneficiary of this entity under Canadian GAAP, in part because we consume all of CanAm’s production. Our partner’s share of the net assets and net earnings of CanAm are reflected as a non-controlling interest adjustment in our consolidated balance sheet and statement of earnings. Under IFRS,

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CanAm is considered a jointly controlled entity and we are not deemed to exercise control. Consequently, we will no longer consolidate CanAm, in which case we intend to account for this investment using the equity method as at the opening IFRS balance sheet. Under the equity method, which is effectively a “one-line consolidation method”, our net investment in CanAm will be presented as a long-term asset on one line in our consolidated balance sheet, for an amount equal to our initial investment and our cumulative share of undistributed earnings which has been determined to be approximately $12.5 million. The removal of the assets and liabilities of CanAm from the consolidated balance sheet of the Company and the addition of a long-term asset will result in a net decrease in total assets of approximately $10 million and a corresponding decrease in total liabilities. Post transition, net earnings are not expected to be affected by this change, but there will be non-material changes to the components of our net earnings, as our share of CanAm’s net earnings will be presented in a separate caption in the statement of earnings, appearing below the gross profit subtotal. In addition, the Company’s consolidated statement of cash flows will no longer include the cash flows of CanAm, and in particular the cash flows related to CanAm’s capital expenditures and borrowings will no longer be included in the Company’s cash flows relating to investing activities and financing activities. However, any additional investments in or dividends received from CanAm will be presented as part of cash flows relating to investing activities. Except for the elimination of unrealized intercompany profits, any transactions between the Company and CanAm post transition will no longer be eliminated upon consolidation, but will instead be recorded, measured and disclosed as a related party transaction in the Company’s consolidated financial statements.

Business combinations – Transaction costs and restructuring costs: Under IFRS, transaction costs and restructuring costs are generally charged to earnings as incurred. Under Canadian GAAP, transaction costs and certain anticipated post-acquisition restructuring costs are included in the cost of the purchase (which usually results in such costs being added to goodwill).  As noted below, we expect to use an optional exemption that will allow us to apply IFRS guidance only for business combinations that occur after the transition date, and accordingly we do not expect to record adjustments to the opening IFRS balance sheet for these accounting policy differences.

Business combinations - Contingent consideration: Under Canadian GAAP, contingent consideration is recognized at the date of acquisition of a business when the amount can be reasonably estimated and the outcome is determinable beyond reasonable doubt. Otherwise, contingent consideration is recognized when resolved. When there are revisions to the amount of contingent consideration, the fair value of the consideration issued is recognized as an additional cost of the purchase (which usually results in such costs being added to goodwill). Under IFRS, contingent consideration is recognized at the date of acquisition at fair value, generally as a liability. The impact of changes in the subsequent re-measurement of contingent consideration, when recognized as a liability, is recorded in net earnings. This difference will result in the recognition of a liability of approximately $5.8 million at the transition date with a corresponding decrease to retained earnings, related to contingent consideration as part of a previous business combination, which was recognized under Canadian GAAP after the transition date. This adjustment is charged to retained earnings rather than goodwill because IFRS does not permit transition date adjustments to be made to goodwill in this case.

For future business combinations, the above differences could have a significant and possibly material impact on our financial position and results of operations, although the impact will depend on the scale and frequency of future business acquisition activity. Please refer to the discussion on the acquisition of Gold Toe Moretz below.

Acquisition of Gold Toe Moretz: As noted above, the accounting treatment for transaction and restructuring costs, as well as contingent consideration under IFRS differs from Canadian GAAP. As such, these differences will result in adjustments to the purchase accounting for the acquisition of Gold Toe Moretz, as we will be required under IFRS to expense transaction and certain restructuring costs incurred as a result of the acquisition directly to earnings. In addition, we will be required to recognize the contingent purchase price consideration for the acquisition of Gold Toe Moretz at fair value at the date of acquisition. Please refer to Note 16 to the unaudited interim consolidated financial statements for further details on the acquisition of Gold Toe Moretz. The impact of the differences identified above will have no impact on the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS opening balance sheet at the transition date as the acquisition of Gold Toe Moretz occurred subsequent to the transition date. Instead, the 2011 comparative figures will be restated in fiscal 2012 in order to reflect the IFRS compliant adjustments. As we have not yet completed the allocation of the purchase price, we have not quantified the differences at this time, but will provide further details in our third quarter interim MD&A.

Borrowing costs: Under IFRS, borrowing costs incurred during the period in which an asset is being constructed must be capitalized as part of the cost of the asset. Under the Company’s current accounting policy, all borrowing costs are charged to earnings and included in financial expense (income).  As the Company has a history of constructing its manufacturing facilities, it is reasonable to expect that a portion of the Company’s borrowing costs incurred in periods subsequent to the adoption of IFRS will be capitalized, although the amount of capitalized costs will depend on the scale of future construction activity and the level of interest-bearing indebtedness, if any, outstanding during the period of construction.  As noted below, we expect to use an optional exemption that will allow us to capitalize borrowing costs only for assets for which the commencement date for capitalization is on or after the transition date. Accordingly, the Company does not expect to record an opening IFRS balance sheet adjustment for borrowing costs incurred prior to the transition date.

Income taxes - Assets transferred between entities within the consolidated group: Under Canadian GAAP, deferred income tax assets and liabilities are not recognized for temporary differences arising from assets transferred between entities within the consolidated group, although any income tax expense/recovery incurred by the selling entity is deferred on the balance sheet as a non-tax asset/liability. Under IFRS, the tax expense/recovery incurred by the selling entity is not deferred, but a deferred income tax asset/liability is recorded for the temporary difference resulting from the internal transfer (essentially the change in the tax basis), valued at the buying entity’s tax rate. We currently expect that this difference will result in the recognition of a non-material deferred income tax asset at the transition date for the tax effect of temporary differences for certain inventories which have been transferred between group entities.

Income taxes - Deferred tax assets in a business combination recognized subsequent to the measurement period: Under Canadian GAAP, additional deferred tax assets of the acquiree that are not initially recognized within the measurement period, but are recognized subsequent to the measurement period are recognized first as a reduction of goodwill, then as a reduction of intangible assets before any adjustment is recognized in net earnings. Under IFRS, additional deferred tax assets of the acquiree do not result in a reduction of intangible assets, and if recognized after the measurement period, the adjustment is recognized in net earnings. This difference will result in an opening IFRS balance sheet adjustment of approximately $6 million at the transition date as an increase to our intangible assets, with a corresponding increase to retained earnings, in order to reverse a reduction of intangible assets recorded under Canadian GAAP related to deferred tax assets recognized subsequent to the measurement period related to a previous business combination.

Significant separable components of property, plant and equipment: Under Canadian GAAP, the cost of an item of property, plant and equipment made up of significant separable component parts are allocated to the component parts when practicable and when estimates can be made of the lives of the separate components. Under IFRS, each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item shall be depreciated separately. No significant impact is expected to our opening IFRS balance sheet at the transition date, and we do not expect any significant modifications to the groupings of our major capital assets.

Impairment of long-lived assets: Under Canadian GAAP, the impairment test for long-lived depreciable assets or asset groups is a two-step process. The first step involves comparing an asset or asset group’s carrying value to its undiscounted future cash flows. If an asset or asset group’s undiscounted cash flows are below its carrying value, the second step is required whereby an impairment charge is measured by the difference between the asset or asset group’s discounted future cash flows and its carrying amount. IFRS only requires a one-step impairment test for identifying and measuring impairment in which the carrying value of an asset or asset group (referred to as a Cash Generating Unit) is compared to its

QUARTERLY REPORT – Q2 2011 P.21

MANAGEMENT’S DISCUSSION AND ANALYSIS

recoverable amount (i.e. higher of fair value less costs to sell and value-in-use, which normally involves discounted future cash flows) and an impairment charge is recorded if the carrying value is higher than the recoverable amount. Unlike Canadian GAAP, IFRS requires impairment charges (except goodwill impairment charges) to be reversed when circumstances indicate that the impairment no longer exists. No impact is expected to our IFRS opening balance sheet at the transition date. However, in future periods, impairment rules under IFRS may result in more frequent write-downs due to the one-step impairment test, and volatility in the Company’s financial position and results of operations may arise due to possible reversals of previously recorded impairment charges.

Leases:  Under Canadian GAAP, quantitative thresholds are provided to assist in determining whether a lease should be classified as a financing/capital lease or an operating lease. Under IFRS, there are no specific quantitative thresholds, and additional qualitative indicators are provided to assist in determining lease classification. The findings of our review have indicated that the lease of a corporate aircraft, which was accounted for as an operating lease under Canadian GAAP, meets the criteria for a financing lease under IFRS. This difference is due primarily to the fact that we had given notice in fiscal 2010 to exercise an early purchase option on the lease for this corporate aircraft, which will result in an opening IFRS balance sheet adjustment of approximately $17 million, as an increase to our non-current assets with a corresponding increase in current liabilities at the transition date. Depreciation and interest expense from the financing lease under IFRS will replace the lease expense previously charged to net earnings under Canadian GAAP, and any payments will be recognized as repayments of principal and interest. During the second quarter of fiscal 2011, the Company completed the purchase of the corporate aircraft and immediately sold it to an external, unrelated party as disclosed in Note 10 to the unaudited interim consolidated financial statements. The Company has leased a new corporate aircraft which is being accounted for as an operating lease under Canadian GAAP, and which will also be classified as an operating lease under IFRS.

Decommissioning and restoration liabilities: Asset retirement obligations, which are referred to as decommissioning and restoration liabilities under IFRS, are not required to be recognized under Canadian GAAP when the timing and/or method of settlement are conditional on a future event, the entity has several options to settle the obligation, and the obligation has an indeterminate settlement date. Under IFRS, when the method and timing of the future settlement of an existing obligation are uncertain, an entity should determine a range of possible outcomes and methods of settlement and make an estimate of the future obligation. The Company has not recognized any liability for the estimated future costs of decommissioning and restoring certain assets located at its textile and sock facilities under Canadian GAAP since the criteria for recognition have not been met. However, the findings of our review have indicated that an obligation exists under IFRS. We are currently in the process of determining a reliable estimate of the discounted value of future decommissioning and restoration costs for certain assets at our offshore locations. This will result in the recognition of a non-current liability with an offsetting increase to property, plant and equipment, which will increase our depreciation expense in subsequent years. As noted below, we expect to use an optional exemption that will allow us to use a simplified approach to calculate the IFRS opening depreciated cost of the property, plant and equipment at the transition date relating to the decommissioning and restoration liability, as opposed to recalculating the asset value since its inception date as would otherwise be required under IFRS.

Key accounting policies not expected to be significantly impacted:  The Company has also assessed other relevant standards, including but not limited to revenue recognition, inventories, share based payments, and employee benefits, and expects that these standards are likely to have less significance for the Company’s changeover to IFRS.

Financial statement note disclosure

Compared to Canadian GAAP, IFRS requires significant additional disclosures, primarily in the notes to the annual financial statements. There are also a number of special transitional disclosures that will be required during fiscal 2012. We have identified the key additional disclosure requirements and we are

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MANAGEMENT’S DISCUSSION AND ANALYSIS

currently working on collecting the data and designing the reports required for the additional disclosure. We expect to be in a position to provide the required disclosures when we begin reporting in IFRS during fiscal 2012.

IFRS 1 Optional Exemptions

The general requirement of IFRS 1 is full retrospective application of all accounting standards effective at an entity’s first annual reporting date with any resulting adjustments generally recorded against retained earnings as of the transition date. IFRS 1 provides first-time adopters certain optional exemptions and mandatory exceptions from full retrospective application. The following table outlines the optional exemptions that the Company currently expects to use at the transition date:

Accounting Policy	Optional Exemption

Foreign exchange cumulative translation	The exemption permits the balance of any cumulative translation
differences	adjustment (CTA) to be eliminated by an adjustment to opening retained earnings at the transition date. As a result, the
Company will eliminate its CTA balance of $26.2 million
currently included in accumulated other comprehensive income through an adjustment to retained earnings at the transition date.

Decommissioning and restoration	The exemption permits the Company not to apply IFRIC 1,
liabilities	Changes in Existing Decommissioning, Restoration and Similar
Liabilities retrospectively to calculate the opening depreciated cost of the asset relating to decommissioning and restoration liabilities under IFRS, but rather to use a simplified approach based on the discounted value of the liability at the transition date.

Business combinations	The exemption permits the Company not to apply IFRS 3,
Business Combinations, to business combinations
occurring prior to the transition date.

Share based payment transactions	The exemption permits the Company to apply IFRS 2, Share-
based Payment, only to equity instruments that were granted
after November 7, 2002 which have not yet vested at the
transition date.

Borrowing costs	The exemption permits the capitalization of borrowing costs to be limited to qualifying assets for which commencement date for capitalization is on or after the date of transition.

RELATED PARTY TRANSACTIONS

We have transactions with Frontier, which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. For the three months ended April 3, 2011, total purchases of yarn from Frontier were $65.6 million (2010 - $31.6 million) along with $0.2 million (2010 - $0.2 million) relating to management fees paid to Frontier. For the six months ended April 3, 2011, total purchases of yarn from Frontier were $120.1 million (2010 - $65.1 million) along with $0.4 million (2010 - $0.4 million) relating to management fees paid to Frontier. As at April 3, 2011, we had an outstanding payable to Frontier of $50.9 million (October 3, 2010 - $30.0 million; April 4, 2010 - $22.1 million).

QUARTERLY REPORT – Q2 2011 P.23

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended October 3, 2010 was included in the 2010 Annual MD&A, and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of October 3, 2010.  There have been no material changes in internal control over financial reporting since October 3, 2010.

RISKS AND UNCERTAINTIES

In our 2010 Annual MD&A under the sections “Financial Risk Management” and “Risks and Uncertainties”, we provide a detailed review of risks that could affect our financial condition, results of operations or business, cash flows or the trading price of our common stock, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.  The risks described in our 2010 Annual MD&A, include risks associated with:

•	Our ability to implement our strategies and plans
•	Our ability to compete effectively
•	Adverse changes in general economic conditions
•	Our reliance on a small number of significant customers
•	Our customers do not commit to purchase minimum quantities
•	Our ability to anticipate evolving consumer preferences and trends
•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•	Fluctuations and volatility in the price of raw materials used to manufacture our products
•	Our dependence on key suppliers
•	Climate, political, social and economic risks in the countries in which we operate
•	Changes to international trade regulations
•	Factors or circumstances that could increase our effective income tax rate
•	Compliance with environmental, health and safety regulations
•	Our significant reliance on our information systems for our business operations
•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations
•	Negative publicity as a result of violation in local labour laws or international labour standards, unethical labour and other business practices
•	Our dependence on key management and our ability to attract and/or retain key personnel
•	Changes to and failure to comply with consumer product safety laws

Recent Developments Relating to Dominican Republic Labour Matters

In connection with its textile operations in the Dominican Republic, the Company was a party to a collective bargaining agreement, which was terminated in February 2011, with a union registered with the Dominican Ministry of Labor, covering approximately 900 employees. A second union is claiming that it represents the majority of the workers at the plant and has filed a third-party complaint alleging violation of freedom of association with the Fair Labor Association (FLA), an international labour standards monitor of which Gildan is a participating company. The Company is currently collaborating with the FLA in a verification of the majority representation claim of the second union.

QUARTERLY REPORT – Q2 2011 P.24

MANAGEMENT’S DISCUSSION AND ANALYSIS

Updates to the Description of Risks and Uncertainties

The following are significant updates to the description of risks and uncertainties contained in the section entitled “Risks and Uncertainties” of our 2010 Annual MD&A. The updates relate primarily to risks pertaining to the operations of Gold Toe Moretz, which we acquired in the third quarter of fiscal 2011, and will be included in the consolidated results of the Company from the date of acquisition, being April 15, 2011.

Our dependence on key suppliers
Our ability to meet our customers’ needs depends on our ability to maintain an uninterrupted supply of raw materials and finished goods from third party suppliers. More specifically, we source cotton and polycotton yarns primarily from the United States from our joint venture and from a limited number of outside suppliers. In addition, the vast majority of the products sold by our recently acquired Gold Toe Moretz subsidiary are purchased from a number of third party suppliers in Asia. Our business, financial condition or results of operations could be adversely affected if there is a significant change in our relationship with any of our principal suppliers of yarn or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges or excessive markdowns, all of which can adversely affect our business, financial condition or results of operations.

Climate, political, social and economic risks in the countries in which we operate
The majority of our products are manufactured in Central America, primarily in Honduras and the Caribbean Basin, and to a lesser extent in Bangladesh.  As a result of the acquisition of Gold Toe Moretz we are now purchasing significant volumes of finished goods from third party suppliers in China and Pakistan. Some of the countries in which we operate or source from have experienced political, social and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods and earthquakes, and any such events in the future could have a material adverse impact on our business.

The following conditions or events could disrupt our supply chain, interrupt production at our facilities or those of our suppliers, increase our cost of sales or result in unforeseen capital expenditures:
•	fires, pandemics, extraordinary weather conditions or natural disasters, such as hurricanes, tornadoes, floods, tsunamis and earthquakes;
•	political instability, labour unrest, war or terrorism;
•	disruptions in shipping and freight forwarding services;
•	interruptions in the availability of basic services and infrastructure, including power and water shortages.

Adverse changes in third party licensing arrangements and licensed brands
As a result of the acquisition of Gold Toe Moretz, a number of products are designed, manufactured, sourced and sold under trademarks that we license from third parties, such as Under Armour® and New Balance® branded socks.  Because we do not control the brands licensed to us, our licensors could make changes to their brands or business models that could result in a significant downturn in a brand’s business, adversely affecting our sales and results of operations. If any licensor fails to adequately maintain or protect their trademarks, engages in behavior with respect to the licensed marks that would cause us reputational harm, or if any of the brands licensed to us violates the trademark rights of a third party or are deemed to be invalid or unenforceable, we could experience a significant downturn in that brand’s business, adversely affecting our sales and results of operations, and we may be required to expend significant amounts on public relations, advertising and, possibly, legal fees. In addition, if any of these licensors chooses to cease licensing these brands to us in the future, our sales and results of operations would be adversely affected.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our ability to protect our intellectual property rights
Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures, including court actions and administrative proceedings; however, the actions we have taken to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise adversely affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register, our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks.  In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.

In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate or otherwise violate third party trademark or other intellectual property rights.  Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could adversely affect our business, financial condition, results of operation and cash flows.  Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could adversely affect our business, financial condition, results of operations and cash flows.

DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and other charges net of income tax recovery, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and diluted earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(in $ millions, except per share amounts)	Q2 2011	Q2 2010	YTD 2011	YTD 2010
Net sales	383.2	326.8	714.5	547.2
Cost of sales	275.6	236.1	525.0	390.7
Gross profit	107.6	90.7	189.5	156.5
Selling, general and administrative expenses	47.7	38.7	89.4	72.7
Restructuring and other charges	3.7	1.5	4.4	3.1
Operating income	56.2	50.5	95.7	80.7
Financial expense, net	0.4	0.1	2.8	0.9
Non-controlling interest in consolidated joint venture	(0.6)	0.3	(0.6)	0.6
Earnings before income taxes	56.4	50.1	93.5	79.2
Income taxes	(5.0)	1.3	(3.8)	2.5
Net earnings	61.4	48.8	97.3	76.7
Adjustments for:
Restructuring and other charges	3.7	1.5	4.4	3.1
Income tax recovery on restructuring and other charges	(0.8)	(0.5)	(0.8)	(0.9)
Adjusted net earnings	64.3	49.8	100.9	78.9
Basic EPS	0.51	0.40	0.80	0.63
Diluted EPS	0.50	0.40	0.80	0.63
Adjusted diluted EPS	0.53	0.41	0.83	0.65

Certain minor rounding variances exist between the financial statements and this summary.

EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges as well as the non-controlling interest in the consolidated joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q2 2011	Q2 2010	YTD 2011	YTD 2010
Net earnings	61.4	48.8	97.3	76.7
Restructuring and other charges	3.7	1.5	4.4	3.1
Depreciation and amortization	18.3	15.8	36.1	31.8
Variation of depreciation included in inventories	(0.1)	3.5	(2.2)	0.9
Interest, net	-	-	0.1	-
Income taxes	(5.0)	1.3	(3.8)	2.5
Non-controlling interest of consolidated joint venture	(0.6)	0.3	(0.6)	0.6
EBITDA	77.7	71.2	131.3	115.6

Certain minor rounding variances exist between the financial statements and this summary.

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our

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MANAGEMENT’S DISCUSSION AND ANALYSIS

business, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q2 2011	Q2 2010	YTD 2011	YTD 2010
Cash flows (used in) from operating activities	(4.7)	30.4	10.2	104.3
Cash flows used in investing activities	(47.8)	(52.0)	(87.7)	(83.3)
Adjustments for:
Business acquisition	-	15.3	-	15.3
Free cash flow	(52.5)	(6.3)	(77.5)	36.3

Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Cash in Excess of Total Indebtedness

We consider total indebtedness and cash in excess of total indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Q2 2011	Q4 2010	Q2 2010
Current portion of long-term debt	-	-	(0.7)
Total indebtedness	-	-	(0.7)
Cash and cash equivalents	173.8	258.4	119.1
Cash in excess of total indebtedness	173.8	258.4	118.4

Certain minor rounding variances exist between the financial statements and this summary.

QUARTERLY REPORT – Q2 2011 P.28

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2010 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;
•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source;
•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;
•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;
•	our significant reliance on computerized information systems for our business operations;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;

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MANAGEMENT’S DISCUSSION AND ANALYSIS

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates; and
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

May 11, 2011

QUARTERLY REPORT – Q2 2011 P.30

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)

	April 3, 2011	October 3, 2010	April 4, 2010
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents (note 16)	$173,760	$258,442	$119,092
Trade accounts receivable	193,042	145,684	151,894
Income taxes receivable	-	-	1,063
Inventories (note 4)	439,219	332,542	339,467
Prepaid expenses and deposits	8,066	9,584	7,067
Other current assets	9,120	9,079	6,055
	823,207	755,331	624,638

Property, plant and equipment	515,387	479,292	454,426
Assets held for sale (note 7)	14,867	3,246	3,248
Intangible assets	58,822	61,321	65,204
Goodwill (note 10(d))	16,012	10,197	10,035
Future income taxes	3,861	-	-
Other assets	9,543	11,805	13,243

Total assets	$1,441,699	$1,321,192	$1,170,794

Current liabilities:
Accounts payable and accrued liabilities	$220,168	$186,205	$153,495
Income taxes payable	2,189	5,024	-
Current portion of long-term debt	-	-	698
	222,357	191,229	154,193

Future income taxes	2,356	4,476	15,934
Non-controlling interest in consolidated joint venture	10,473	11,058	7,783

Contingencies (note 13)

Shareholders' equity:
Share capital	98,768	97,036	94,554
Contributed surplus	12,411	10,091	9,595

Retained earnings	1,070,803	982,764	861,261
Accumulated other comprehensive income	24,531	24,538	27,474
	1,095,334	1,007,302	888,735
	1,206,513	1,114,429	992,884

Total liabilities and shareholders' equity	$1,441,699	$1,321,192	$1,170,794

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q2 2011 P.31

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Statements of Earnings and Comprehensive Income
(in thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	$383,229	$326,789	$714,509	$547,204
Cost of sales	275,641	236,071	525,032	390,748

Gross profit	107,588	90,718	189,477	156,456

Selling, general and administrative
expenses	47,715	38,703	89,356	72,702
Restructuring and other charges
(note 7)	3,666	1,524	4,374	3,110

Operating income	56,207	50,491	95,747	80,644

Financial expense, net (note 12)	438	75	2,853	922
Non-controlling interest in
consolidated joint venture	(677)	348	(585)	511

Earnings before income taxes	56,446	50,068	93,479	79,211

Income taxes (note 15)	(4,972)	1,303	(3,809)	2,469

Net earnings	61,418	48,765	97,288	76,742

Other comprehensive income, net
of related income taxes (note 9)	(1,640)	(581)	(7)	1,226

Comprehensive income	$59,778	$48,184	$97,281	$77,968

Earnings per share:
Basic EPS (note 8)	$0.51	$0.40	$0.80	$0.63
Diluted EPS (note 8)	$0.50	$0.40	$0.80	$0.63

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q2 2011 P.32

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Statements of Shareholders’ Equity
Six months ended April 3, 2011 and April 4, 2010
 (in thousands or thousands of U.S. dollars)

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, October 3, 2010	121,352	$97,036	$10,091	$24,538	$982,764	$1,114,429
Stock-based compensation related to
stock options and Treasury restricted
share units	-	-	2,329	-	-	2,329
Shares issued under employee share
purchase plan	12	310	-	-	-	310
Shares issued pursuant to exercise of
stock options	159	1,422	(64)	-	-	1,358
Other comprehensive income (note 9)	-	-	-	(7)	-	(7)
Dividends declared	-	-	55	-	(9,249)	(9,194)
Net earnings	-	-	-	-	97,288	97,288

Balance, April 3, 2011 (unaudited)	121,523	$98,768	$12,411	$24,531	$1,070,803	$1,206,513

Balance, October 4, 2009	120,963	$93,042	$6,976	$26,248	$784,519	$910,785
Stock-based compensation related to
stock options and Treasury restricted
share units	-	-	2,040	-	-	2,040
Recovery related to repricing of stock
options previously exercised	-	-	1,159	-	-	1,159
Shares issued under employee share
purchase plan	15	314	-	-	-	314
Shares issued pursuant to exercise of
stock options	96	618	-	-	-	618
Shares issued pursuant to vesting of
Treasury restricted share units	57	580	(580)	-	-	-
Other comprehensive income (note 9)	-	-	-	1,226	-	1,226
Net earnings	-	-	-	-	76,742	76,742

Balance, April 4, 2010 (unaudited)	121,131	$94,554	$9,595	$27,474	$861,261	$992,884

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q2 2011 P.33

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Gildan Activewear Inc.
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from (used in) operating activities:
Net earnings	$61,418	$48,765	$97,288	$76,742
Adjustments for non-cash items (note 10 (a))	18,128	24,147	36,533	40,637
	79,546	72,912	133,821	117,379
Changes in non-cash working capital balances:
Trade accounts receivable	(52,948)	(72,593)	(45,872)	9,960
Inventories	(72,691)	2,520	(104,514)	(38,004)
Prepaid expenses and deposits	1,060	4,842	1,518	4,537
Other current assets	(646)	177	(1,137)	793
Accounts payable and accrued liabilities	42,484	22,485	29,194	22,571
Income taxes	(1,463)	61	(2,853)	(12,894)
	(4,658)	30,404	10,157	104,342
Cash flows from (used in) financing activities:
Dividends paid	(9,194)	-	(9,194)	-
Increase in other long-term debt	-	-	-	43
Repayment of other long-term debt	-	(2,462)	-	(3,732)
Proceeds from the issuance of shares	371	723	1,668	932
Recovery related to repricing of stock options previously
exercised	-	1,159	-	1,159
	(8,823)	(580)	(7,526)	(1,598)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(39,725)	(34,196)	(78,715)	(68,016)
Purchase of intangible assets	(1,332)	(329)	(1,767)	(518)
Business acquisition	-	(15,326)	-	(15,326)
Payment of contingent consideration (note 10(d))	(5,815)	-	(5,815)	-
Purchase of corporate asset, net of proceeds (note 10(a))	(3,693)	-	(3,693)	-
Proceeds on disposal of assets held for sale	294	323	461	4,040
Net decrease (increase) in other assets	2,455	(2,451)	1,829	(3,524)
	(47,816)	(51,979)	(87,700)	(83,344)
Effect of exchange rate changes on cash and
cash equivalents denominated in foreign currencies	132	163	387	(40)
Net (decrease) increase in cash and cash equivalents
during the period	(61,165)	(21,992)	(84,682)	19,360
Cash and cash equivalents, beginning of period	234,925	141,084	258,442	99,732
Cash and cash equivalents, end of period	$173,760	$119,092	$173,760	$119,092

Supplemental disclosure of cash flow information (note 10)

See accompanying notes to interim consolidated financial statements.

QUARTERLY REPORT – Q2 2011 P.34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(For the period ended April 3, 2011)
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. BASIS OF PRESENTATION:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and include all normal and recurring entries that are necessary for a fair presentation of the statements. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended October 3, 2010.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the second fiscal quarter are traditionally not indicative of the results to be expected for the full fiscal year.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as those disclosed in Note 1 of its annual audited consolidated financial statements for the year ended October 3, 2010.

3. CHANGEOVER TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”):

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual consolidated financial statements with comparative information for fiscal 2011.

In preparation for the changeover to IFRS, the Company has developed an IFRS transition plan. The Company has completed its initial phase, comprised of a diagnostic process, which involved a comparison of the Company’s current accounting policies under Canadian generally accepted accounting principles with currently issued IFRS. The second phase of the transition plan, which involved a detailed impact analysis of the identified differences, has also been completed, and the final implementation phase is currently underway. As the IFRS transition plan progresses, the Company will continue to report on the status of its transition plan in its Management’s Discussion and Analysis.

4. INVENTORIES:

Inventories were comprised of the following:

	April 3, 2011	October 3, 2010	April 4, 2010

Raw materials and spare parts inventories	$74,574	$54,353	$46,211
Work in process	35,045	37,305	40,586
Finished goods	329,600	240,884	252,670
	$439,219	$332,542	$339,467

QUARTERLY REPORT – Q2 2011 P.35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. STOCK-BASED COMPENSATION:

The Company’s Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries.

Holders of Treasury RSUs, non-Treasury RSUs and deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs are credited to contributed surplus when the dividends are declared, whereas the additional awards related to outstanding non-Treasury RSUs and deferred share units are credited to accounts payable and accrued liabilities.

Outstanding stock options were as follows:

		Weighted average
	Number	exercise price
		(in Canadian dollars)

Options outstanding, October 3, 2010	1,299	$19.57
Changes in outstanding stock options:
Granted	69	28.64
Exercised	(159)	8.58
Forfeited	(19)	26.70
Options outstanding, April 3, 2011	1,190	$21.45

As at April 3, 2011, 415,857 outstanding options were exercisable at the weighted average exercise price of CA$16.87 (April 4, 2010 - 560,894 options at CA$11.03). Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during the six months ended April 3, 2011 was $13.36 (April 4, 2010 - $8.51).

Outstanding Treasury RSUs were as follows:

		Weighted average
	Number	fair value per unit

Treasury RSUs outstanding, October 3, 2010	748	$19.93
Changes in outstanding Treasury RSUs:
Granted for dividends declared	2	30.97
Forfeited	(17)	25.56
Treasury RSUs outstanding, April 3, 2011	733	$19.83

As at April 3, 2011, none of the awarded and outstanding Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, for the three months and six months ended April 3, 2011 was $1.1 million (2010 - $0.9 million) and $2.3 million (2010 - $2.0 million), respectively. The counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

QUARTERLY REPORT – Q2 2011 P.36

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. STOCK-BASED COMPENSATION (continued):

Outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 3, 2010	313
Changes in outstanding non-Treasury RSUs:
Granted	151
Granted for dividends declared	1
Settled	(25)
Forfeited	(29)
Non-Treasury RSUs outstanding, April 3, 2011	411

As of April 3, 2011, the weighted average fair value per non-Treasury RSU was $33.29. No common shares are issued from treasury under such awards and they are, therefore, non-dilutive. As at April 3, 2011, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, for the three months and six months ended April 3, 2011 was $1.3 million (2010 - $0.6 million) and $2.3 million (2010 - $1.7 million), respectively. The counterpart has been recorded in accounts payable and accrued liabilities.

6. GUARANTEES:

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at April 3, 2011, the maximum potential liability under these guarantees was $19.4 million (October 3, 2010 - $21.8 million), of which $5.2 million (October 3, 2010 - $5.1 million) was for surety bonds and $14.2 million (October 3, 2010 - $16.7 million) was for corporate guarantees and standby letters of credit. The surety bonds are automatically renewed on an annual basis, and the corporate guarantees and standby letters of credit mature at various dates up to fiscal 2012.

As at April 3, 2011, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

7. RESTRUCTURING AND OTHER CHARGES AND ASSETS HELD FOR SALE:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Loss (gain) on disposal of assets held for sale	$336	$(231)	$336	$(433)
Accelerated depreciation	-	797	-	1,893
Asset impairment loss and write-down of assets held for sale	300	650	300	650
Employee termination costs and other benefits	2,422	20	2,557	327
Other exit costs	608	288	1,181	673
	$3,666	$1,524	$4,374	$3,110

QUARTERLY REPORT – Q2 2011 P.37

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. RESTRUCTURING AND OTHER CHARGES AND ASSETS HELD FOR SALE (continued):

During the first quarter of fiscal 2010, the Company announced plans to consolidate its distribution centres servicing retail customers at a new retail distribution centre in Charleston, South Carolina, and to close its leased retail distribution facility in Martinsville, Virginia and its retail distribution facilities in Fort Payne, Alabama. In February 2011 the Company announced the closure of the remaining U.S. sock knitting operations in Fort Payne, Alabama. Restructuring and other charges totaled $3.7 million and $4.4 million for the three months and six months ended April 3, 2011, respectively, primarily related to these closures. For the first half of fiscal 2011, restructuring and other charges included $2.6 million of employee termination costs, and other exit costs of $1.2 million consisting of inventory transfer costs, carrying and dismantling costs related to the closures noted above. For the first half of fiscal 2010, restructuring and other charges totaled $3.1 million, mainly relating to the consolidation of retail distribution facilities, including $1.9 million of accelerated depreciation, $0.3 million of employee termination costs, and an asset impairment loss of $0.7 million.

Assets held for sale of $14.9 million as at April 3, 2011 (October 3, 2010 - $3.2 million; April 4, 2010 - $3.2 million) include property, plant and equipment primarily relating to closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed. Any gains or losses on the disposal of the assets held for sale relating to closed facilities will also be accounted for as restructuring charges as incurred.

8. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Basic earnings per share:
Basic weighted average number of common shares
outstanding	121,515	121,061	121,454	121,019
Basic earnings per share	$0.51	$0.40	$0.80	$0.63

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	121,515	121,061	121,454	121,019
Plus dilutive impact of stock options and Treasury RSUs	758	858	764	822
Diluted weighted average number of common shares
outstanding	122,273	121,919	122,218	121,841
Diluted earnings per share	$0.50	$0.40	$0.80	$0.63

Excluded from the above calculation for the three months ended April 3, 2011 are 157,921 (2010 – 918,998) stock options and nil (2010 – nil) Treasury RSUs which were deemed to be anti-dilutive. Excluded from the above calculation for the six months ended April 3, 2011 are 158,671 (2010 – 922,531) stock options and nil (2010 – 32,750) Treasury RSUs which were deemed to be anti-dilutive.

QUARTERLY REPORT – Q2 2011 P.38

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER COMPREHENSIVE INCOME:

Other comprehensive income was comprised of the following:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Net (loss) gain on derivatives designated as cash flow hedges	$(3,479)	$1,003	$(2,489)	$2,828
Income taxes	35	(10)	25	(28)

Amounts reclassified from other comprehensive income to
net earnings, and included in:
Net sales	1,508	(1,013)	1,578	(1,013)
Selling, general and administrative expenses	(249)	-	(511)	-
Financial expense, net	563	(577)	1,415	(577)
Income taxes	(18)	16	(25)	16
	$(1,640)	$(581)	$(7)	$1,226

As at April 3, 2011, approximately $2.5 million of net losses presented in accumulated other comprehensive income are expected to be reclassified to net earnings within the next 12 months.

10. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments for non-cash items:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Depreciation and amortization (note 11 (a))	$18,323	$15,826	$36,119	$31,776
Variation of depreciation included in inventories
(note 11 (a))	(54)	3,476	(2,163)	904
Restructuring charges related to assets held for sale
and property, plant and equipment (note 7)	636	1,216	636	2,110
Loss (gain) on disposal of property, plant and equipment	1	(5)	508	580
Loss on disposal of corporate asset (i)	3,693	-	3,693	-
Stock-based compensation costs	1,082	981	2,329	2,040
Future income taxes	(6,029)	-	(6,029)	-
Non-controlling interest	(677)	348	(585)	511
Unrealized net loss on foreign exchange and financial
derivatives not designated as cash flow hedges	1,258	293	1,462	704
Adjustments to financial derivatives included in other
comprehensive income, net of amounts reclassified
to net earnings	(105)	2,012	563	2,012
	$18,128	$24,147	$36,533	$40,637

(i)
During the three months ended April 3, 2011, the Company purchased a corporate aircraft pursuant to an early purchase option under its operating lease for approximately $16.9 million. Immediately following the purchase, the Company sold the corporate aircraft to an unrelated third party for proceeds of $13.2 million, resulting in a loss of $3.7 million which is included in selling, general and administrative expenses. The Company has leased a new corporate aircraft which is being accounted for as an operating lease.

QUARTERLY REPORT – Q2 2011 P.39

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b)	Cash paid during the period for:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Interest	$132	$53	$387	$109
Income taxes	2,454	1,221	4,927	15,412

(c)	Non-cash transactions:

	April 3, 2011	October 3, 2010	April 4, 2010

Balance of non-cash transactions:
Additions to property, plant and equipment
included in accounts payable and accrued
liabilities	$4,125	$2,099	$3,000
Proceeds on disposal of long-lived assets in other
assets	-	427	556
Proceeds on disposal of long-lived assets in
other current assets	-	-	284

Non-cash ascribed value credited to contributed
surplus for dividends attributed to Treasury RSUs	$55	$-	$-
Non-cash ascribed value credited to share capital
from shares issued pursuant to vesting of
Treasury RSUs and exercise of stock options	64	2,125	580

(d)
In connection with the acquisition of V.I. Prewett & Son Inc. in fiscal 2008, the purchase agreement provided for an additional purchase consideration of up to $10.0 million contingent on specified future events. This amount was initially paid into escrow by the Company, but events occurring subsequent to the acquisition have resulted in a reduction of the contingent purchase price and escrow deposit balance to $5.8 million. During the three months ended April 3, 2011, the contingent purchase consideration was settled and paid to the selling shareholders in the amount of $5.8 million from the escrow deposit. The additional purchase price consideration paid by the Company has been accounted for as an increase in goodwill and a corresponding decrease in other assets.

(e)	Cash and cash equivalents consist of:

	April 3, 2011	October 3, 2010	April 4, 2010

Cash balances with banks	$111,050	$196,279	$119,092
Short-term investments, bearing interest at rates
between 0.05% and 1.10%	62,710	62,163	-
	$173,760	$258,442	$119,092

QUARTERLY REPORT – Q2 2011 P.40

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. OTHER INFORMATION:

(a)	Depreciation and amortization (excluding accelerated depreciation, which is included in restructuring and other charges):

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Depreciation and amortization of property, plant and
equipment and intangible assets	$18,323	$15,826	$36,119	$31,776
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	(54)	3,476	(2,163)	904
Depreciation and amortization included in the interim
consolidated statements of earnings and
comprehensive income	$18,269	$19,302	$33,956	$32,680

Consists of:
Depreciation of property, plant and equipment	$15,907	$17,129	$29,684	$28,260
Amortization of intangible assets	2,359	2,166	4,266	4,406
Amortization of deferred financing costs and other	3	7	6	14
Depreciation and amortization included in the interim
consolidated statements of earnings and
comprehensive income	$18,269	$19,302	$33,956	$32,680

(b)
The Company recorded bad debt expense (recovery) of $(0.4) million (2010 – $0.3 million) for the three months ended April 3, 2011 and $(0.3) million (2010 – $0.4 million) for the six months ended April 3, 2011. Bad debt expense (recovery) is included in selling, general and administrative expenses.

(c)
The Company expensed $3.0 million (2010 - $2.2 million) in cost of sales for the three months ended April 3, 2011, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America. The expense for the six months ended April 3, 2011 was $5.6 million (2010 - $4.0 million).

12. FINANCIAL INSTRUMENTS:

(a)	Financial expense, net:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Interest (income) expense	$(31)	$24	$107	$18
Bank and other financial charges	412	485	822	778
Foreign exchange (gain) loss	(108)	(441)	413	119
Derivative loss on financial instruments not
designated for hedge accounting	165	7	1,511	7
	$438	$75	$2,853	$922

QUARTERLY REPORT – Q2 2011 P.41

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. FINANCIAL INSTRUMENTS (continued):

(b)	Derivative instruments:

The Company has entered into forward foreign exchange contracts and zero-cost collar options in order to reduce the exposure of forecasted cash flows in currencies other than the U.S. dollar. The forward foreign exchange contracts and the intrinsic value of zero-cost collar options were designated as cash flow hedges and qualified for hedge accounting. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges are included in other comprehensive income, and are recognized in net earnings in the same period in which the foreign exchange impact of the forecasted cash flow affects net earnings. The gains and losses related to the time value of zero-cost collar options are immediately recognized in earnings in the same caption as the items being hedged. The forward foreign exchange contracts and zero-cost collar options outstanding as at April 3, 2011 consisted primarily of contracts to reduce the exposure to fluctuations in Euros, Australian dollars, Canadian dollars, and Pounds sterling against the U.S. dollar. As at April 3, 2011, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective.

		Carrying and fair value		Maturity
	Notional U.S.	Other current	Accounts payable	0 to 6	7 to 12
April 3, 2011	equivalent	assets	and accrued liabilities	months	months

Derivative instruments designated as cash flow hedges:
Forward foreign exchange
contracts	$66,150	$-	$(3,995)	$(3,995)	$-
Zero-cost collar options	12,053	10	(157)	-	(147)
	$78,203	$10	$(4,152)	$(3,995)	$(147)

		Carrying and fair value		Maturity
	Notional U.S.	Other current	Accounts payable	0 to 6	7 to 12
April 4, 2010	equivalent	assets	and accrued liabilities	months	months

Derivative instruments designated as cash flow hedges:
Forward foreign exchange
contracts	$24,583	$-	$(670)	$(628)	$(42)
Forward fuel oil contracts	4,479	210	-	210	-
	$29,062	$210	$(670)	$(418)	$(42)

Derivative instruments not designated as hedges:
Forward foreign exchange
contracts	$6,075	$-	$(7)	$(2)	$(5)

13. CONTINGENCIES:

The Company and certain of its senior officers were named as defendants in a number of class action lawsuits filed in the United States District Court for the Southern District of New York, which were subsequently consolidated, alleging claims under the U.S. securities laws, as well as in class action lawsuits filed in the Ontario Superior Court of Justice and in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits alleged, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its earnings guidance concerning the 2008 fiscal year, which guidance was subsequently revised on April 29, 2008.

QUARTERLY REPORT – Q2 2011 P.42

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. CONTINGENCIES (continued):

On August 3, 2010, the Company announced that it had entered into an agreement to settle all claims raised in these class action lawsuits, subject to final approval from the courts, on behalf of all persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 (the “Class Members”). Final court approval of the settlement was obtained from each of the courts in February and March 2011 and all of the actions have been dismissed on terms including releases from Class Members of the claims against the Company and the named senior officers. The settlement agreement provides for a total settlement amount of $22.5 million, which has been entirely funded by the Company’s insurers. Therefore no provision has been recorded in the unaudited interim consolidated financial statements and no amounts have or will be disbursed by the Company in respect of the settlement.

14. SEGMENTED INFORMATION:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished apparel.

(a)	Net sales by major product group:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Activewear and underwear	$342,412	$273,235	$612,515	$426,142
Socks	40,817	53,554	101,994	121,062
	$383,229	$326,789	$714,509	$547,204

(b)	Major customers and revenues by geographic area:

(i) The Company has two customers accounting for at least 10% of total net sales:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

Company A	19.7%	21.2%	19.3%	23.2%
Company B	11.4%	14.8%	14.2%	17.0%

(ii) Net sales were derived from customers located in the following geographic areas:

	Three months ended		Six months ended
	April 3,	April 4,	April 3,	April 4,
	2011	2010	2011	2010

United States	$336,647	$287,615	$639,419	$484,127
Canada	16,998	14,541	26,178	20,823
Europe and other	29,584	24,633	48,912	42,254
	$383,229	$326,789	$714,509	$547,204

QUARTERLY REPORT – Q2 2011 P.43

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. SEGMENTED INFORMATION (continued):

(c)	Property, plant and equipment by geographic area are as follows:

	April 3, 2011	October 3, 2010	April 4, 2010

Honduras	$276,677	$243,033	$222,567
Caribbean Basin	118,920	118,876	117,088
United States	85,472	81,555	81,026
Bangladesh	12,200	12,124	12,200
Canada	9,605	10,051	11,766
Other	12,513	13,653	9,779
	$515,387	$479,292	$454,426

(d)	Intangible assets by geographic area are as follows:

	April 3, 2011	October 3, 2010	April 4, 2010

United States	$52,533	$54,650	$56,723
Canada	5,284	5,456	7,221
Honduras	771	907	873
Other	234	308	387
	$58,822	$61,321	$65,204

(e)	Goodwill by geographic area is as follows:

	April 3, 2011	October 3, 2010	April 4, 2010

United States	$12,524	$6,709	$6,709
Bangladesh	3,488	3,488	3,326
	$16,012	$10,197	$10,035

15. INCOME TAXES:

The income tax recovery of $3.8 million for the six months ended April 3, 2011 includes an income tax recovery of $6.0 million in the second quarter related to the recognition of tax losses incurred during fiscal 2011 in higher tax jurisdictions.

16. SUBSEQUENT EVENT:

On April 15, 2011, the Company acquired 100% of the capital stock of Gold Toe Moretz Holdings Corp., (“Gold Toe Moretz”), for an aggregate cash consideration of $347 million. Gold Toe Moretz is a leading supplier of high-quality branded athletic, casual and dress socks for national chains, mass-market retailers, price clubs, department stores and specialty sporting goods stores in the United States. The acquisition was initially financed using $100 million of cash on hand and $247 million drawn on the Company’s revolving term credit facility. An additional purchase price consideration of up to 150,000 common shares is contingent on specified future events.

The Company will account for this acquisition using the purchase method in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581, Business Combinations, and the results of Gold Toe Moretz will be consolidated with those of the Company from the date of acquisition. The Company has not yet completed the allocation of the purchase price to the assets acquired. However management estimates that the majority of the purchase price will be comprised of intangible assets consisting of trade names, license contracts, customer relationships and goodwill.

QUARTERLY REPORT – Q2 2011 P.44

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

17. COMPARATIVE FIGURES:

Certain comparative figures have been adjusted to conform to the current year’s presentation including the reclassification of the April 4, 2010 net book value of computer software of $10.0 million, comprised of a cost of $25.9 million and accumulated amortization of $15.9 million from property, plant and equipment to intangible assets.

The Company also reclassified the April 4, 2010 future income tax assets of $8.0 million as an offset against future income tax liabilities.

QUARTERLY REPORT – Q2 2011 P. 45